Teva Announces Completion of PARAGARD® Divestiture to CooperSurgical

Teva receives $1.1 billion cash proceeds to progress repayment of term loan debt
Closures mark first completion of planned divestiture of non-core assets to enable greater focus on core Specialty therapeutic areas of CNS and Respiratory

Jerusalem, November 1, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced it has completed the divestiture of PARAGARD® (intrauterine copper contraceptive) to CooperSurgical in a $1.1 billion cash transaction. This transaction includes Teva’s manufacturing facility in Buffalo, NY, which produces PARAGARD® exclusively.

“With completion of the sale of PARAGARD®, Teva demonstrates strong execution of our strategic divestiture plan,” stated Dr. Yitzhak Peterburg, Outgoing President and CEO. ”We now have an infusion of $1.1 billion to progress the repayment of term loan debt and are on track to deliver on our promise to generate net proceeds of at least $2 billion from the divestiture of non-core assets. We are very pleased to have completed this sale to CooperSurgical which will help to not only allow for greater focus within Teva’s Global Specialty Medicines business but also assure that patients in the U.S. continue to benefit from access to this important contraceptive product.”

Teva continues to progress and actively pursue additional divestiture opportunities, including the previously announced agreements for the sale of Plan B One-Step® and the remaining assets of its global Women’s Health business. Teva expects to generate at least $2 billion in total proceeds from the sale of these businesses, as well as additional asset sales to be executed by year end 2017.

Morgan Stanley acted as financial advisor to Teva, Ernst & Young served as accounting advisor and Goodwin Procter is Teva’s legal counsel for this transaction.

Guggenheim Securities acted as CooperSurgical’s financial advisor and Carter Ledyard & Milburn LLP acted as CooperSurgical’s legal counsel for this transaction.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the completion of the PARAGARD® divestiture which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the potential that the expected benefits and opportunities related to the disposition may not be realized or may take longer to realize than expected;

litigation in respect of either company or the disposition;

our ability to complete additional dispositions, including our ability to identify purchasers and negotiate terms acceptable to us;

our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors.” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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